SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WILL APPEAL UKCC REPORT
ON 7 YEAR OLD AER LINGUS MINORITY STAKE

UKCC IGNORES 7 YEARS OF EVIDENCE AND INVENTS "CONCERNS" IN DESPERATE ATTEMPT TO JUSTIFY PREDETERMINED RULING

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (28 Aug) confirmed that it will appeal the UK Competition Commission (UKCC) final report which wrongly found that Ryanair, through its 7 year old minority (29.8%) shareholding in Aer Lingus, "had led or may be expected to lead to a substantial lessening of competition between the airlines on routes between Great Britain and Ireland". This baseless claim is manifestly disproven by 7 years of evidence and by the European Commission's recent (Feb 2013) ruling that competition between Ryanair and Aer Lingus has "intensified" since 2007.

Under EU law, the UKCC has a duty of sincere cooperation with the EU, and cannot contradict or reach different conclusions to the European Commission's findings. Inexplicably, today's report by the UKCC infringes this legal duty by ignoring and contradicting the recent findings of the European Commission that:

"Aer Lingus and Ryanair compete on a greater number of routes compared to the 2007 Decision", "there is significant competitive interaction between the Parties", and"evidence collected by the Commission in the market investigation has also confirmed that the competitive relationship between Ryanair and Aer Lingus has at least persisted, if not increased, since 2007".

In addition, the UKCC has inexplicably dismissed Ryanair's unprecedented remedies package which comprehensively addressed the UKCC's three invented "concerns". For example, the UKCC rejected Ryanair's offer to unconditionally sell its minority stake to any other airline that makes a bid for Aer Lingus and obtains acceptances from 50.1% of Aer Lingus' shareholders. Ryanair also offered to support Aer Lingus' rights issues and any disposal of Aer Lingus' Heathrow slots, but these simple and effective remedies were also rejected by the UKCC.

The UKCC's manifestly unjust ruling demonstrates that it did not conduct any fair investigation and that it has now merely announced what was its pre-determined conclusion. Ryanair will appeal the UKCC's unlawful ruling to the UK Competition Appeal Tribunal. In any event, until the completion of Ryanair's appeal to the EU courts against the European Commission's February 2013 prohibition decision, the CC cannot lawfully impose any remedies on Ryanair.

Ryanair's Michael O'Leary said:

"This report by the UKCC is bizarre and manifestly wrong but also entirely expected. From the first meeting with the UKCC it has been clear to us that Simon Polito's and Roger Davis' minds had been made up in advance and no truth or evidence was going to get in the way of their story. This prejudicial approach to an Irish airline is very disturbing, coming from an English government body that regards itself a model competition authority.

Polito's and Davis' ignoring of evidence, their conduct of a manifestly unfair investigation, their omission of all the substantial body of evidence that conclusively disproves their case, and their rejection of Ryanair's unprecedented undertakings (which patently address their three invented future concerns), all in a misguided pursuit of their pre-determined conclusion, demonstrate that this process was not a competition investigation but merely a corrupt and politically biased charade.

While Ryanair is one of the UK's largest airlines, Aer Lingus has a tiny presence in the UK, serving just 6 routes to the Republic of Ireland, a traffic base that has declined over the past 3 years and now accounts for less than 1% of all UK air traffic. This case, involving two Irish airlines where one (Aer Lingus) accounts for less than 1% of the UK's total air traffic and concerns very few UK consumers, is yet another enormous waste of UK taxpayer resources from a body which took no action whatsoever when the two main UK airlines (BA and bmi) merged. It would appear to be a case of one rule for the UK airlines but an invented set of rules for two Irish airlines.

In February 2013 the European Commission found that competition between Ryanair and Aer Lingus has "intensified" since 2007. The UKCC's failure to accept this finding is a breach of its legal duty of sincere cooperation between the UK and the EU competition authorities and will form the basis for Ryanair's appeal against this bizarre and manifestly unsound ruling, which our lawyers will lodge with the Competition Appeal Tribunal in the coming weeks."

For further information
please contact:                          Robin Kiely                        Joe Carmody
                                                    Ryanair Ltd                        Edelman Ireland
                                                    Tel: +353-1-8121212       Tel: +353-1-6789 333 press@ryanair.com ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 August , 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary